Exhibit 11

Horace Mann Educators Corporation

Computation of Net Income per Share

For the Three and Nine Months Ended September 30, 2006 and 2005

(Amounts in thousands, except per share data)

	Three Months Ended September 30,		Nine Months Ended September 30,
	2006	2005	2006	2005
Basic - assumes no dilution:
Net income for the period	$19,307	$1,021	$70,053	$61,176
Weighted average number of common shares outstanding during the period	43,006	42,933	42,997	42,895

Net income per share – basic	$0.45	$0.02	$1.63	$1.43

Diluted - assumes full dilution:
Net income for the period	$19,307	$1,021	$70,053	$61,176
Interest expense, net of tax, on dilutive Senior Convertible Notes	200	—	1,149	2,054

Adjusted net income for the period	$19,507	$1,021	$71,202	$63,230

Weighted average number of common shares outstanding during the period	43,006	42,933	42,997	42,895
Weighted average number of common equivalent shares to reflect the dilutive effect of common stock equivalent securities:
Stock options	82	227	91	134
Common stock units related to Deferred Equity Compensation Plan for Directors	220	188	220	188
Common stock units related to Deferred Compensation Plan for Employees	149	146	149	146
Restricted common stock units related to Incentive Compensation Plan	262	192	262	123
Weighted average number of common equivalent shares to reflect the dilutive effect of Senior Convertible Notes	1,283	—	2,304	4,343

Total common and common equivalent shares adjusted to calculate diluted earnings per share	45,002	43,686	46,023	47,829

Net income per share – diluted	$0.43	$0.02	$1.55	$1.32